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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           CASINOVATIONS INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   14761P 10 4
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


         Stacie L. Brown, 6830 Spencer Street, Las Vegas, Nevada 89119;
                              Tel.: (702) 733-7195
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 22, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  14761P 10 4                 13D                    Page 2 of 15 Pages
________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Bob L. Smith
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

     VIP's Industries, Inc. funds.
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

     Not applicable.
________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         420,395 shares
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           292,620 shares
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           420,395 shares
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    292,620 shares
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     713,015
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     6.63%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     IN
________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 2 amends the Schedule 13D dated April 23, 1999 (the "Schedule 13D") and the Amendment No. 1 dated September 22, 1999, (the "First Amendment") of Bob L. Smith with respect to the common stock, $.001 par value ("Common Stock") of Casinovations Incorporated, a Nevada corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D or the First Amendment.

ITEM 3.  SOURCE OF FUNDS OR OTHER CONSIDERATIONS

         VIP's Industries, Inc. funds.

 ITEM 4. PURPOSE OF TRANSACTION

         The filing of this Amendment No. 2 to Schedule 13D is a result of a loan to Issuer in the amount of $200,000 (the "Loan") by VIP's Industries, Inc., ("VIP's") an entity controlled by Mr. Smith. In connection with the Loan, VIP's executed, and Issuer accepted, the Subscription Agreement dated March 22, 2000. The Issuer also executed a 10% Convertible Note due June 1, 2000, (the "Note") in favor of VIP's, which may elect to convert the Note into 72,727 shares of Common Stock at a conversion price of $2.75 per share.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         BOB L. SMITH                    PRESENTLY OWNED           PERCENTAGE(4)
         ------------                    ---------------           -------------

         Sole Voting Power               420,395(1,2)                  3.9%

         Shared Voting Power             292,620(3)                    2.7%

         Sole Dispositive Power          420,395(1,2)                  3.9%

         Shared Dispositive Power        292,620(3)                    2.7%

         Total Beneficial Power          713,015                       6.63%

-----------------

(1) This amount represents 344,195 shares of Common Stock issued directly to Mr. Smith, 18,200 shares of Common Stock issuable to Mr. Smith upon the exercise of certain warrants, 55,000 shares of Common Stock issuable to Mr. Smith upon the exercise of certain stock options, and 3,000 shares of Common Stock issuable to Mr. Smith upon the exercise of certain stock options.

(2) Shares of Common Stock may be subject to applicable community property laws.

(3) This amount represents 176,236 shares of Common Stock held by VIP's Industries, Inc., an entity controlled by Mr. Smith, 1,000 shares of Common Stock issued jointly to Mr. Smith and his daughter, 33,557 shares of Common Stock issuable to VIP's Industries, Inc. upon the exercise of Class A Warrants, 9,100 shares of Common Stock issuable to VIP's Industries, Inc. upon the exercise of certain warrants, and 72,727 shares of Common Stock issuable to VIP's Industries, Inc. upon the conversion of that certain 10% Convertible Note Due June 1, 2000.

(4) These percentages reflect the percentage share ownership with respect to 10,746,144 shares, the number of shares of Common Stock outstanding as of March 31, 2000.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The Subscription Agreement dated March 22, 2000, by and between VIP's and the Issuer is attached hereto as Exhibit "A". The Note, as executed by the Issuer, is attached hereto as Exhibit "B".



                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   April 6, 2000



                                   /s/ Stacie L. Brown
                                   ----------------------------------
                                   Stacie L. Brown, Attorney-In-Fact
                                   for Bob L. Smith

                                   EXHIBIT A
                                   ---------

                             SUBSCRIPTION AGREEMENT

         THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made and entered into as of the 22nd day of March 2000, by and between Casinovations Incorporated, a Nevada corporation (the "Company") and VIP'S Industries ("Purchaser") and is delivered and executed in connection with that certain 10% Convertible Note due June 1, 2000.

         1.       OFFER

                  (a) Purchaser, by signing this Agreement, hereby offers to loan to the Company the amount of $200,000 (the "Investment Amount").

                  (b) The Company shall have the right, at its sole and absolute discretion, to reject this subscription offer, or to accept such offer. If the Company accepts Purchaser's offer, the Company shall execute this Agreement and return a copy of the Agreement, along with the Note to Purchaser. If the Company rejects Purchaser's offer, the Company shall return to Purchaser this Agreement, together with any payment made by Purchaser to the Company, without interest or deduction.

          2.      RECEIPT OF DOCUMENTS

                  Purchaser hereby acknowledges receipt of a copy of: (1) this Agreement; (2) the Note; (3) the Company's Registration Statement on Form SB-2/A dated October 16, 1998; (4) the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999; and (5) the Company's Current Report on Form 8-K filed March 16, 2000 (collectively, the "Documents"). Upon filing its Annual Report on Form 10-KSB with the Securities and Exchange Commission, the Company will forward a copy of the same to Purchaser as soon as practicable.

          3.      USE OF PROCEEDS; NO REFUNDS

                  The Investment Amount shall be used to for general working capital purposes. Upon execution and delivery of this Agreement, the Investment Amount shall not, under any circumstances, be refunded to Purchaser.

          4.      REPRESENTATIONS AND WARRANTIES OF PURCHASER

                  Purchaser represents and warrants to the Company as follows:

                  (a) Purchaser, either alone or through Purchaser's purchaser representative (as that term is defined under Rule 501(h) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act") ("Purchaser's Representative," herein)), if any, has had an opportunity to ask questions of and receive answers from duly designated representatives of the Company concerning the terms and conditions of this Agreement and has been afforded an opportunity to examine such documents and other information which Purchaser or Purchaser's Representative, if any, has requested for the purpose of answering any question Purchaser or Purchaser's Representative, if any, may have concerning the business and affairs of the Company.

                  (b) Purchaser's principal place of business is located in the State of Oregon. Purchaser has received and reviewed this Agreement and the Documents and acknowledges the Company made available to Purchaser at a reasonable time prior to the execution of this Agreement the opportunity to ask questions and receive answers concerning the business and affairs of the Company and to obtain any additional information (which the Company possesses or can acquire without unreasonable effort or expense) as may be necessary to verify the accuracy of information furnished to Purchaser. Purchaser (i) is able to bear the loss of its entire investment without any material adverse effect on its economic stability, and (ii) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment to be made by i pursuant to this Agreement.

                  (c) Purchaser and Purchaser's Representative, if any, understand that the Company is only entering into this Agreement with "accredited investors" (as that term is defined under Rule 501(a) of Regulation
D), and PURCHASER REPRESENTS THAT PURCHASER IS AN ACCREDITED INVESTOR. Purchaser understands the Company is relying on Purchaser with respect to the accuracy of this representation.

                  (d) Purchaser and Purchaser's representative, if any, understand that this Agreement may not comply with the information requirements of Regulation D for offers and sales to non-accredited investors (see Regulation D, Rule 502(b)), and, consequently, Purchaser understands the significance of its representation to the Company that it is an accredited investor. Purchaser and Purchaser's representative, if any, acknowledge that they were encouraged by the Company to request all additional information which might be material or important in order for Purchaser to make an informed investment decision with respect to the Company.

                  (e) The Investment Amount is for investment purposes only for Purchaser's own account and not with the view to, or for resale in connection with, any distribution or public offering thereof. Purchaser understands that the securities into which the Note may be converted have not been registered under the Securities Act or any state securities laws by reason of their contemplated issuance in transactions exempt from the registration requirements of the Securities Act and applicable state securities laws, and that the reliance of the Company and others upon these exemptions is predicated in part upon the representation by Purchaser. Purchaser understands that the Note may not be transferred or resold without the prior approval of the Company.

                  (f) Purchaser has taken the time to carefully read this Agreement, the Documents and any other information furnished to Purchaser by the Company in connection with this Agreement.

                  (g) Purchaser was not solicited to purchase the Unit or the Note by any means of general solicitation, including but not limited to the following: (i) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio; or (ii) any meeting where attendees were invited by any general solicitation or general advertising.

                  (h) Purchaser and Purchaser's Representative, if any, are aware that the shares issuable upon conversion of the Note are and will be, when issued, "restricted securities", as that term is defined in Rule 144 (the "Rule") of the rules and regulations promulgated under the Securities Act. Purchaser and Purchasees Representative, if any, are fully aware of the applicable limitations on the resale of the resulting shares. The Rule only permits sales of "restricted securities" held for not less than one year upon compliance with the requirements of such Rule. If the Rule is available to Purchaser - and representatives of the Company hereby advise Purchaser that such availability is HIGHLY UNLIKELY - Purchaser may make only routine sales of the resulting shares in limited amounts in accordance with the terms and conditions of the Rule. Purchaser is fully aware that in any event, there is not likely to be any market for the resulting shares and that finding a purchaser for the resulting shares could be extremely difficult.

                  (i) Purchaser and Purchaser's Representative, if any, understand that any and all certificates representing the resulting shares shall bear a legend substantially as follows, which legend Purchaser has read and understands:

                   The Shares represented by this Certificate have not been registered under the Securities Act of 1933 (the "Act") or the securities laws of any state and are "restricted securities" as that term is defined in Rule 144 under the Act. Such Shares may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act and the applicable state securities laws or pursuant to an exemption from registration thereunder, the availability of which is to be established to the satisfaction of counsel to the issuer.

                  (j) Purchaser acknowledges that in making its investment decision, Purchaser has relied upon its examination of the Company and its officers, directors and employees regarding the merits and risks involved. Purchaser has consulted its own attorney, business or tax advisor as to legal, business or tax advice.

                  (k) Purchaser represents and warrants that Purchaser can bear the economic risk of loss of Purchaser's entire investment in the Company. Purchaser understands that an investment in the Company involves substantial risks, including, without limitation, the risk factors described in the Documents and the following:

                           (i) NEED FOR ADDITIONAL FINANCING. The Company, at this time, has limited capital resources. To continue operations, the Company may require additional financing for working capital and general business 3 purposes. No assurance can be given that the Company will obtain any additional outside financing on terms that are favorable to the Company or in amounts necessary to fund its cash requirements.

                           (ii) DILUTION. If the Company obtains additional funds through private or public equity or debt financings, and if Purchaser acquires common stock through conversion of the Note, Purchaser may experience substantial dilution as a consequence of such future financings, including, without limitation, a reduction in its respective percentage ownership in the Company.

                           (iii) COMPETITION. The gaming and gaming related products industry is characterized by intense competition. Many of the Company's competitors have far greater experience and financial resources than the Company. No assurance can be given that the Company will be able to compete effectively against its competitors.

                           (iv) DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a significant extent on the performance of certain key personnel. The loss of such key personnel could materially and adversely affect the Company. The Company has not executed employment agreements with all such key personnel.

                           (v) LIMITATIONS ON TRANSFERABILITY. Transferability of the Note will be restricted by the prior express written approval of the Company. Purchaser will be required to bear the economic risk of its investment in the Company for an indefinite period of time.

                           (vi) ABSENCE OF MARKET FOR THE SHARES. The shares of common stock, which may be acquired through the conversion of the Note are being offered exclusively to accredited investors for investment purposes only. There will be no public market for the Note or the shares which may be acquired through its conversion. Although the Company intends to cause its common stock to begin trading, there is no assurance that this will occur. Accordingly, the Note is not a liquid investment and is ONLY SUITABLE FOR INVESTORS WHO HAVE SUBSTANTIAL FINANCIAL RESOURCES, HAVE NO NEED FOR LIQUIDITY IN THEIR INVESTMENT IN THE COMPANY AND WHO ARE PREPARED TO LOSE THEIR INVESTMENT IN THE COMPANY IN ITS ENTIRETY.

                           (vii) TAX RISKS. An investment evidenced by this Agreement and the Note may involve material and substantial tax consequences to Purchaser. Purchaser is urged to consult with tax counsel and/or a tax accountant of Purchaser's own choice concerning the tax consequences particular to Purchaser, which may arise from subscribing to, holding and/or disposing of the Note.

          5.      INDEMNEFICATION BY PURCHASER

                  Purchaser agrees that it shall indemnify and hold harmless the Company and its officers, directors, employees, agents and professional advisors from and against any and all loss, damage, liability, or expense, including costs and reasonable attorneys' fees, that the foregoing, or any of them, may incur by reason of, or in connection with, any misrepresentation, inaccurate statement or material omission made by Purchaser herein, any breach of any of Purchaser's warranties, or any failure on Purchaser's part to fulfill any of Purchaser's covenants, agreements or obligations set forth herein.

          6.      AUTHORIZATION

                  Purchaser hereby authorizes the Company and its officers, employees and agents to investigate Purchaser's background including, without limitation, communication with any business associate, government agency, bank or other credit reference. Purchaser hereby authorizes any person, organization or entity that may have any knowledge or information relating to Purchaser's background to provide such information to the Company as the Company may request.

           7.     NO BROKERS OR FINDERS

                  No person, firm or corporation has or will have, as a result of any act or omission by Purchaser, any right, interest or valid claim against Purchaser or the Company for any commission, fee or other compensation as a finder or broker, or in any similar capacity, in connection with the transactions contemplated by this Agreement.

          8.      MISCELLANEOUS

                  (a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada.

                  (b) This Agreement and the Note contain the entire agreement between the Company and Purchaser with regard to the subject matter hereof and may not be modified or waived except in a writing signed by both the Company and Purchaser.

                  (c) The headings of this Agreement are for convenience and reference only, and shall not limit or otherwise affect the interpretation of any term or provision hereof.

                  (d) This Agreement and the rights, powers, and duties set forth herein shall, except as otherwise expressly provided herein, be binding upon and inure to the benefit of, the heirs, executors, administrators, legal representatives, successors, and assigns of the parties hereto.

                  (e) Purchaser may not assign any of Purchaser's rights or interests in and under this Agreement without the prior written consent of the Company, and any attempted assignment without such consent shall be null and void and without any force or effect whatsoever.

                  (f) If any legal action or any arbitration or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys' fees and other costs incurred in that action or proceeding, in addition to any other relief to which it may be entitled.

                  (g) This Agreement shall be construed in accordance with its intent and without regard to any presumption or any other rule requiring construction against the party causing the same to be drafted.

                  (h) If any provision of this Agreement, or any portion of any provision, shall be deemed invalid or unenforceable for any reason whatsoever, such invalidity or unenforceability shall not affect the enforceability and validity of the remaining provisions hereof.

                  IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first set forth above.

"PURCHASER"

  VIP'S Industries
  By:  /s/  Bob L. Smith
     -------------------------------------
       Bob L. Smith, Chairman of the Board
       and Chief Executive Office

  Address:        280 Liberty St. SE, Ste. 300
                  Salem, OR 97301

                      ACCEPTANCE OF SUBSCRIPTION AGREEMENT

           On this 22nd day of March 2000, Casinovations Incorporated, a Nevada corporation, hereby accepts offer of VIP'S Industries to loan to the Company the sum of $200,000.

CASINOVATIONS INCOROPRATED

By: /s/ Stacie L. Brown, Attorney-In-Fact for
    ---------------------------------------------
    Steven J. Blad, President and Chief Executive Officer

                                   EXHIBIT B
                                   ---------

         THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR REGISTERED OR QUALIFIED UNDER THE SECURITIES OR BLUE SKY LAWS OF ANY STATE, AND THIS NOTE MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR QUALIFICATION; PROVIDED, HOWEVER, THAT THIS NOTE MAY BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED PURSUANT TO AN EXEMPTION FROM REGISTRATION OR QUALIFICATION.



                           CASINOVATIONS INCORPORATED


                      10% CONVERTIBLE NOTE DUE JUNE 1, 2000



        $200,000.00                                      March  22, 2000



              FOR VALUE RECEIVED, the undersigned Casinovations Incorporated, a Nevada corporation ("Obligor"), hereby promises to pay to the order of VIP'S Industries or its registered assigns ("Holder") on June 1, 2000, the principal sum of Two Hundred Thousand and 00/100 Dollars ($200,000.00) and to pay interest on the unpaid principal balance hereof from the date hereof at a rate of 10% per annum, payable on June 1, 2000. This Note is unsecured. At its discretion, Obligor may, at any time, redeem the Note without penalty upon payment of' the face value of the Note and any unpaid and accrued interest.

              On May 1, 2000, Holder is entitled, at its option, to convert this
     Note into fully paid and non-assessable shares of restricted $.001 par value common stock of the Obligor ("Common Stock") at the conversion price of $2.75 per share (the "Conversion Price"), subject to such adjustment or adjustments, if any, of such Conversion Price and the Common Stock issuable upon conversion, upon surrender of this Note, duly endorsed or assigned to Obligor or in blank, to Obligor, with the conversion notice attached hereto, or accompanied by a separate written notice substantially in the form of such conversion notice, duly executed by Holder and stating that Holder elects to convert this Note, or if less than the entire principal amount hereof is to be converted (but in not less than $25,000 increments), the portion hereof to be converted, all in accordance with the provisions of the Subscription Agreement. No fractional shares will be issued on conversion, but instead of any fractional interest, Obligor shall pay a cash adjustment. If Obligor shall, prior to the conversion or payment of the Note in full, (a) declare a dividend or make a distribution of its Common Stock payable in shares of its Common Stock, (b) subdivide its outstanding shares of Common Stock into a greater number of shares of Common Stock, or (c) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (d) issue any shares of capital stock of the Company by reclassification or capital reorganization of its shares of Common Stock, then the conversion privilege and the Conversion Price in effect immediately prior to such action shall be adjusted so that the Holder of a Note thereafter converted shall be entitled to receive the number and kind of shares of Common Stock or other Capital Stock which the Holder would have owned or have been entitled to receive immediately after such action had the Holder converted the Note immediately prior to the record date in the case of (a), or the effective date in the case of (b), (c) or (d).

              Obligor shall prepare and, no sooner than nine months and no later than twelve months after the date hereof, file with United States Securities and Exchange Commission (the "SEC"), an appropriate registration statement to effect a registration of the Registrable Securities (as defined below) covering the resale of the Registrable Securities issuable to Holder upon conversion of this Note, which registration statement, to the extent allowable under the Securities Act of 1933, as amended, and the rules promulgated thereunder (including Rule 416), shall state that such registration statement also covers such indeterminate numbers of additional shares of Common Stock as may become issuable upon conversion of the Note to prevent dilution resulting from stock splits, stock dividends or similar transactions. The Company shall use its best efforts to obtain effectiveness of the registration statement as soon as practicable. For purposes of this Agreement, the term "Registrable Securities" means the shares of Common Stock issued or issuable upon conversion of the Note and any shares of capital stock issued or issuable as a dividend on or in exchange for or otherwise with respect to any of the foregoing. All reasonable expenses, other than underwriting discounts and commissions, incurred by Obligor in connection with registrations, filings or qualifications pursuant to this paragraph, including without limitation, all registration, listing and qualification fees, printers and accounting fees, and the fees and disbursements of counsel for Obligor, shall be borne by Obligor.

              Obligor may issue other indebtedness from time to time prior to or hereafter that has a senior ranking to this Note in priority of payment, and this Note will be subordinate in right of payment thereto. In the event any action is taken to collect or enforce the indebtedness evidenced by this Note (the "Indebtedness") or any part thereof, Obligor agrees to pay, in addition to the principal and interest due and payable hereon, all costs of collecting this Note, including reasonable attorneys' fees and expenses. These costs shall include any expenses incurred by Holder in any bankruptcy, reorganization, or other insolvency proceeding.

              No delay or omission of Holder in exercising any right or rights, shall operate as a waiver of such right or any other rights. A waiver on one occasion shall not be construed as a bar to or waiver of any right or remedy on any future occasion.

              The liability of Obligor under this Note (and the liability of any endorsers of this Note) shall not be discharged, diminished or in any way impaired by (a) any waiver by Holder or failure to enforce or exercise rights under any of the terms, covenants or conditions of this Note, (b) the granting of any renewal, indulgence, extension of time to Obligor, or any other obligors of the Indebtedness, or (c) the addition or release of any person or entity primarily or secondarily liable for the Indebtedness.

              In no event shall the interest rate charged or received hereunder at any time exceed the maximum interest rate permitted under applicable law. Payments of interest received by Holder hereunder which would otherwise cause the interest rate hereunder to exceed such maximum interest rate shall, to the extent of such excess, be deemed to be (and be deemed to have been contracted as being) prepayments of principal and applied as such.

              This Note shall be binding upon the undersigned and its successors and assigns and shall inure to the benefit of Holder, its successors and assigns. Every person and entity at any time liable for the payment of this Note hereby waives demand, presentment, protest, notice of protest, notice of nonpayment due and all other requirements otherwise necessary to hold them immediately liable for payment hereunder.

              This Note is governed by and shall be construed and enforced in accordance with the laws of the State of Nevada.

              Time is of the essence with respect to all of the terms and provisions of this Note.

              CASINOVATIONS INCORPORATED

              By: /s/Stacie L. Brown, Attorney-In-Fact For
                  -----------------------------------------------------
                  Steven J. Blad, President and Chief Executive Officer

                              NOTICE OF CONVERSION

     To Casinovations Incorporated:

              The undersigned Holder of this 10% Convertible Note due June 1, 2000 (this "Note") hereby irrevocably exercises the option to convert $________principal amount of this Note, into shares of restricted $.001 par value common stock of Casinovations Incorporated ("Common Stock"), in accordance with the terms and conditions of this Note, and directs that the shares of restricted Common Stock issuable and deliverable upon conversion be issued and delivered to the undersigned unless a different name has been indicated below. If shares of Common Stock are to be registered in the name of a person or entity other than the undersigned, the undersigned will pay any transfer taxes payable with respect thereto.

              In the event that the shares of Common Stock are registered pursuant an effective registration statement under the Securities Act of 1933, as amended, the undersigned shall be issued shares of registered Common Stock, rather than shares of restricted Common Stock.

     Dated: _______________________________

     ATTEST:_______________________________

     Signed:_______________________________
     By:___________________________________
     Its:__________________________________
     Address: _____________________________
     City:_________________________________
     State:_____________  Zip:_____________
     Tax Identification No.: ______________

         Complete the items below for registration of shares of Common Stock only if otherwise than in name and address of VIP'S Industries

     -------------------------------------   -----------------------------------
     (Name)                                  (Address)

     -------------------------------------   -----------------------------------
     (City, State, and Zip Code)             (Tax Identification Number)

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